RECEIVED

2007 AUG 29 A 8:30

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

07026313

22 August 2007

Ladies and Gentlemen:

SUPPL

Re: Fiberweb plc (formerly Fiberweb Limited)
Rule 12g3-2(b) Exemption File No. 8235043

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8597 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
AUG 3 1 2007
THOMSON
FINANCIAL

Yours faithfully

For and on behalf of
FIBERWEB PLC

Lucille Dolor
Company Secretary

RECEIVED
2007 AUG 29 A 8:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNEX A

FIBERWEB PLC
22 August 2007

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

14 August 2007	Notification of Major Interest
14 August 2007	Notification of Major Interest
7 August 2007	Notification of Major Interest
7 August 2007	Interim Results
6 August 2007	Notification of Major Interest
3 August 2007	Notification of Major Interest
20 July 2007	Notification of Major Interest
5 July 2007	Notification of Major Interest
29 July 2007	Trading Statement

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com

and on the Fiberweb plc website at www.fiberweb.com

1. Documents filed with Companies House/U.S. Securities and Exchange Commission

Date	**Document Type**	**Description**
	None	
16.5.07	Reslolution	DISAPP PRE-EMPT RIGHTS 02/05/07 AUTH ALLOT OF SECURITY 02/05/07

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

8235043

Regulatory Announcement

Go to market news section

RECEIVED

2007 AUG 29 A 8:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:52 14-Aug-07
Number	0973C

RNS Number:0973C
Fiberweb Plc
14 August 2007

Financial Services Authority

TR-1 i : NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached : Fiberweb Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):

Full name of person(s) subject to the notification obligation : 3. iii Barclays PLC

4. Full name of shareholder(s) (if different from 3.)

Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached : 13-Aug-07
6. Date on which issuer notified: 14-Aug-07
7. Threshold(s) that is/are crossed or reached:- 4% to 3%
8. Notified details:

A: Voting rights attached to shares

Total (A+B)
Number of voting rights % of voting rights

: Voting rights attached to shares

Class/type of shares if possible	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction

using the ISIN CODE	Number of Shares	Number of Voting Rights vii	Number of shares	Number of voting rights		% of voting rights	
				Direct x	Indirect xi	Direct	Indi
GB00B1FMH067	4,971,907	4,971,907	4,857,103	0	4,857,103	0	3.97%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,857,103	3.97%

4,857,103 3.97

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10 Name of the proxy holder:

11 Number of voting rights proxy holder will cease to hold:

12 Date on which proxy holder will cease to hold voting rights:

13 Additional Information:

14 Contact Name : Geoff Smith

15 Contact Telephone Number; 020 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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RECEIVED
2007 AUG 29 A 8:30

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:34 14-Aug-07
Number	0480C

RNS Number:0480C
Fiberweb Plc
14 August 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 09 AUGUST 2007

6. Date on which issuer notified: 13 AUGUST 2007

7. Threshold(s) that is/are crossed or reached: Below 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares ix	Number of voting rights		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B1FMH067	4,514,049	3.69%					

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
We hereby notify you that as at close of business on 09 August 2007, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:32 07-Aug-07
Number	6865B

RNS Number:6865B
Fiberweb Plc
07 August 2007

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Fiberweb Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation: Templeton Investment Counsel, LLC

4. Full name of shareholder(s) (if different from 3.): Citibank

JP Morgan

Mellon Bank

State Street Bank

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 31/7/07

6. Date on which issuer notified: 06/08/07

7. Threshold(s) that is/are crossed or reached: Above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of	Number of voting rights	% of voting rights

	shares				
	Direct	Direct	Indirect	Direct	Indirect

Ord GBP 0.05	5,910,120	4.83%	Above 5%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Lori A Weber
Assistant Secretary, Franklin Resources Inc

15. Contact telephone number: 954 847 2283

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Interim Results
Released	07:00 07-Aug-07
Number	5987B

RNS Number:5987B
Fiberweb Plc
07 August 2007

Fiberweb plc 2007 Interim Results

Fiberweb plc, the international non-woven fabrics group, today reports its results for the half year ended 30 June 2007.

Summary

Fiberweb's first half results reflect ongoing turnaround and restructuring actions, which have created a solid platform for improved performance in the second half of 2007 and beyond. The Group achieved several key goals laid out at demerger and made significant progress in improving its operational performance and structure.

£m except where otherwise indicated	Six months ended 30 June 2007 unaudited	Six months ended 30 June 2006 unaudited
Continuing turnover	236.7	261.4
Underlying(1) operating profit from continuing operations	6.4	15.1
Underlying(1) profit before tax from continuing operations	0.5	7.7
Operating loss from continuing operations	(30.2)	(33.4)
Loss before tax from continuing operations	(36.1)	(40.8)
Basic loss per share from continuing operations (pence)	(28.1)	(24.3)
Adjusted(1) earnings per share from continuing operations (pence)	0.3	3.2
Net operating cash flow	20.9	25.5
Net debt	125.0	251.3
Interim dividend per share (pence)	1.7	N/A

(1) Underlying operating profit, underlying profit before tax and adjusted earnings per share from continuing operations are stated before restructuring costs and other non-recurring items.

Highlights:

- Successful completion of the sale of hygiene wipes and cotton bleaching, such that Industrial now generates over 40% of sales
- Net debt reduction of £40.3 million from £165.3 million to £125.0 million
- Improved working capital performance: cash inflow of £1.1 million (2006: outflow of £2.6 million); trade working capital reduced to 17.8% of annualised sales (December 2006: 18.9%)
- Increase in continuing underlying operating margins in hygiene from 3.9%

to 4.3%

- Continuing underlying operating margins in non-US Industrial doubled from 3.7% to 7.4%

- Continuing Industrial sales growth of 5.2% at constant exchange

- Ongoing investment programme with commissioning of two major new European Hygiene assets expected to benefit the second half

- Rapid implementation of cost and pricing actions in Americas Industrial to address legacy issues and continuing weakness in construction markets

Commenting on the results, Daniel Dayan, Chief Executive, said:

"We have made significant progress in restructuring Fiberweb in what has been a challenging first half. Within the portfolio, I am pleased that we have divested a substantial majority of 'Weak Hygiene', reducing net debt and further focusing on businesses with the most attractive growth and profit potential, and that we delivered further growth in our Industrial businesses. As promised at demerger, we have delivered underlying operating margin expansion in our hygiene business and in our industrial businesses outside the US. The problems that we identified in the US Industrial business during the period have been dealt with effectively and we are confident this business will now see steady improvement. The foundations of our turnaround are secure and we are well positioned to see a much-improved performance in the second half."

- ENDS -

Contacts
Fiberweb plc (07.08.07) 020 7067 0700
Daniel Dayan, Chief Executive Thereafter 0208 439 8594
Simon Bowles, Chief Financial Officer

Weber Shandwick Financial 020 7067 0700
Ian Bailey / Nick Dibden / James White

Chief Executive's Review of Operations

Summary
Overall, in our first half year of independence, we have dealt with a large part of what was described at demerger as 'weak hygiene' and improved margins in many areas. We have also made good initial progress in improving the Americas Industrial business, particularly in inventory management and margin control. We are now equipping this business to perform in line with our medium term expectations of double-digit returns.

Restructuring
In March, we agreed the sale of our under-performing hygiene wipes business to Ahlstrom of Finland for Euro 65 million. This was a good outcome for Fiberweb, achieved earlier than expected and on attractive terms. The disposal completed at the end of May and the results of this business are shown as Discontinued in the interim report. Most recently, as predicted in the demerger prospectus, we sold our cotton bleaching business based in Griswoldville, Massachusetts at the end of June, further streamlining our business. As a result of these disposals and steady growth in Industrial, the Industrial business now generates over 40% of our continuing revenues.

Following these divestments, we began to integrate the simplified and smaller US hygiene business with Americas Industrial to form Fiberweb Americas, in order to create a more cost-effective infrastructure, appropriately sized for the new scale of operations. During that process, it became clear that the Americas

Industrial business was not making the expected progress and further investigation revealed issues relating to inventory and margin management. We acted rapidly to make senior management changes and launched a detailed investigation and improvement programme, which we expect to conclude in the second half. This led to significant inventory write-downs, cost reductions and the announcement of the closure of a manufacturing line at Gray Court, South Carolina. As a result, we believe that this business is now on a much firmer footing and we expect significant improvements in operating performance during the second half of the year.

We also restructured the hygiene business in Germany to reduce labour costs and wrote down the book value of a specialist production line in Germany to reflect the slower than expected adoption of elastic nonwovens.

Hygiene

We began implementation of the major spunbond contract agreed with Procter & Gamble at the end of 2006 from facilities in North America and Europe. Deliveries of novel fabrics, primarily made from polymers from renewable resources were made to a customer in Mexico, which has launched a new environmental brand of baby nappies. Strong volume growth was seen in high-end speciality sales from our plant in Washougal, USA of a fabric for premium nappies, and further progress was made in collaborative R&D projects with several customers. During the period, we received a license fee of £0.7 million for Fiberweb-developed technology.

A strong focus on productivity and yield improvement, coupled with the impact of last year's restructuring, generated an expansion of operating margins from 3.9% to 4.3%. While still unsatisfactory, this is a significant move in the right direction.

We also continued to invest to support future growth, commissioning a new spunbond line in Sweden (Line 5) and Italy (the Korma Airlaid line) during the period. We are announcing today an investment of around €40 million in a large speciality spunbond line at a site in northern Italy.

Industrial

Overall, 5.2% revenue growth at constant currency was in-line with our long-term expectations. Strong double-digit growth in filtration, especially in our core area of pool and spa media in North America was encouraging. In addition, the more mature areas of fabric softener sheet and graphic arts wipes and accessories continued to deliver attractive margins. The depressed US residential construction market restricted opportunities for growth in housewrap and related products, but with a sales decline of around 9% in the period, we are confident that we continue to gain market share. In Europe, sales of our leading, breathable roofing membrane were at record levels as the line relocated to Berlin ramped-up production and last year's Blowitex acquisition continued to perform strongly. The UK-based Terram geotextile business had a strong half-year for sales and margin. Our Brazilian industrial business, Bidim, saw disappointing sales, as customer industries, especially in shoe and furniture manufacturing, were negatively influenced by the strength of the Brazilian Real.

New products are key to the success of the Industrial business. Terram has launched several innovative new products in the rail and defence industries to encouraging initial feedback; Typar in the US is launching a new wrap for commercial buildings and the first ever housewrap with impact resistance approved for hurricane areas and has some exciting developments for roofing underway, all based on leading breathable wrap technology with the high strength of our Typar substrate. In Europe, new roofing products based on polyethylene with higher resistance to ultraviolet radiation from sunlight are being launched, leading the market in this area.

The successful sales activity, combined with work to improve productivity and efficiency led to a doubling of operating margins to 7.4% in the Industrial businesses outside the US. In the US, urgent work has been ongoing since April

to improve pricing and reduce manufacturing costs. We are confident that the actions we have taken will lead to improved customer service and enhanced margins in the second half.

Future outlook

We have continued to make good progress in putting in place the main elements of the Fiberweb turnaround, although these changes are not yet reflected in our reported performance. We continue to invest in both research and development and new capital equipment to support future growth.

The competitive environment is expected to remain challenging, with near-term raw material prices potentially unhelpful. However, the actions of the first half have set firm foundations for continued improvement in the Group's performance and we are confident we will see significant progress in the second half of 2007.

Financial Review

Note 3 to the Interim Report sets out the results of our primary geographic segments. For information, we present below an analysis by secondary business segment.

	Hygiene £m	Industrial £m	Unallocated Corporate £m	Continuing £m	Discontinued £m	Total £m
2007						
External sales by origin	134.4	102.3	-	236.7	31.5	268.2
Underlying operating profit	5.8	4.2	(3.6)	6.4	0.3	6.7
Restructuring costs and other non-recurring items	(8.5)	(28.1)	-	(36.6)	-	(36.6)
Segment result	(2.7)	(23.9)	(3.6)	(30.2)	0.3	(29.9)
Underlying operating profit margin	4.3%	4.1%	-	2.7%	1.0%	2.5%
Capital additions	13.6	3.7	-	17.3	0.5	17.8
Depreciation	11.8	4.3	-	16.1	1.7	17.8
2006						
External sales by origin	156.7	104.7	-	261.4	45.6	307.0
Underlying operating profit	6.3	8.8	-	15.1	0.3	15.4
Restructuring costs and other non-recurring items	(40.3)	(8.2)	-	(48.5)	(32.8)	(81.3)
Segment result	(34.0)	0.6	-	(33.4)	(32.5)	(65.9)
Underlying operating profit margin	3.9%	8.4%	-	5.7%	0.9%	5.0%

Capital additions	18.2	9.7	-	27.9	2.1	30.0
Depreciation	13.6	4.6	-	18.2	2.2	20.4

Total Group revenues from continuing businesses fell by 9.4% from the corresponding six months ended 30 June 2006 (3.8% excluding currency), largely as a result of the closure of US hygiene lines in 2006.

Hygiene: Within Hygiene, revenues in continuing European businesses were flat year on year at constant currency, with the newly commissioned Sweden Line 5 compensating for the decommissioning of Sweden Line 3. In North America, despite some technical issues, the lines in Mexico achieved 44% revenue growth, while total sales declined, as expected, as a result of last year's restructuring. In China, airlaid revenues were held back by the timing of volumes from a major customer - a shortfall which is expected to reverse in the second half.

Industrial: Growth in Industrial reflects the full-year impact of the April 2006 Blowitex acquisition in Europe and double-digit growth in filtration in the US, despite some adverse mix and margin pressures. This progress was moderated by softness in US residential construction markets where our housewrap revenues fell by approximately 9%, although pricing remained firm.

Underlying continuing Group operating profit for the six months ended 30 June 2007 was £6.4 million which is less than half of the £15.1 million made in the corresponding period. This reduction was a result of the operating factors described above and additional post-demerger Plc and infrastructure items of £3.6 million in 2007 not incurred in the corresponding period in the prior year.

Continuing our restructuring, we announced in June the closure of the loss-making manufacturing facility at Gray Court, South Carolina, which had a carrying value of £20.1 million. We will seek to move the majority of sales from this line to our site at Old Hickory, Tennessee.

The Americas Industrial recovery plan is based on the following key elements and milestones:

- exiting or re-pricing unattractive lines of business and restructuring the related logistics and warehousing;

- customer qualification of products containing recycled polymer from the new polyester recycling plant at Old Hickory, expected in the second half;

- yield improvement on the lines resulting from improved planning and operation, reduced manufacturing overhead labour cost and increased productivity in our converting operations.

Dividend

The Board has approved an interim dividend of 1.7p. It will be paid on 5 November 2007 to shareholders on the register at the close of business on 5 October 2007. During the period, the Group paid £4.8 million in respect of the final dividend approved in respect of the year ended 31 December 2006.

Operating cashflow

Trade working capital fell during the period as a percentage of annualised sales falling to 17.8% from 18.9% at December 2006. In cash flow terms, the first half inflow of £1.1 million from the reduction in working capital compares to an outflow of £2.6 million in the same period last year, resulting in a net positive impact of £3.7 million.

Loss on disposal, restructuring and non-recurring charges

The loss on disposal of the hygiene wipes businesses of £21.2 million included goodwill written off of £18.9 million. The loss on disposal comprised £62.4 million in respect of assets disposed, offset by £41.2 million of net cash

proceeds on sale.

The group also incurred other non-recurring charges of £36.6 million, including £35.3 million of asset write-downs and other non-cash items. The key components are:

- inventory write-downs of £4.7 million and restructuring costs of £2.0 million, as part of the reorganisation of Americas Industrial and its integration into one Fiberweb Americas business;

- write-down of assets and provision for costs amounting to £21.2 million, including goodwill of £4.0 million in respect of the closure of the facility at Gray Court;

- impairment of goodwill and assets at a line in Germany in the sum of £6.1 million.

Net debt

At 30 June 2007, the Group has net debt of £125.0 million (31 December 2006: £165.3 million). The significant reduction is due to the disposal proceeds of the hygiene wipes business, which completed on 25 May 2007 and improved working capital management. During the period, debt was somewhat higher due to capital expenditure early in the period to complete the new line in Sweden.

Interest rates applicable to the Group's bank-based funding under the US$439.5 million Revolving Credit Facility were largely fixed during the period. There are no significant borrowings in Sterling; therefore the Group has been only marginally affected by recent interest rate rises, with the weighted average cost below 6%.

Cash flow

Before repayment of debt totalling £54.4 million (2006: net drawdowns of £12.1 million) and the payment of dividends of £4.8 million (2006: £3.6 million paid to former fellow group companies within BBA Group plc), the Group's cash inflow in the period was £39.2 million (2006: an outflow of £13.3 million), including £41.9 million of net proceeds received on sale of businesses (2006: an outflow of £2.3 million in respect of the acquisition of Blowitex). The total net cash outflow of £20.0 million in the period compares to an outflow of £4.8 million in the prior period.

Cash generated from operating activities of £20.9 million is £4.6 million lower than the corresponding period. The effective impact of improvements in working capital management year on year amount to £3.7 million and the Group paid £0.3 million in taxes compared to £2.2 million in the prior period.

Capital expenditure of £17.8 million is significantly below the £30.0 million in the prior period, reflecting the weighting of expected capital expenditure toward the second half.

Registered Office:

1 Victoria Villas
Richmond on Thames
TW9 2GW

By order of the Board,

Chief Executive Officer
Daniel Dayan
6 August 2007

Chief Financial Officer
Simon Bowles
6 August 2007

CONDENSED CONSOLIDATED INCOME STATEMENT (unaudited)
Six months ended 30 June 2007

		Six months ended 30 June 2007			Six months ended 30 June 2006		
		Underlying*	Note i	Total	Underlying*	Note i	T
	Note	£m	£m	£m	£m	£m	
Revenue	3	236.7	-	236.7	261.4	-	26
Cost of sales		(191.6)	(9.2)	(200.8)	(208.4)	(4.3)	(21
Gross profit		45.1	(9.2)	35.9	53.0	(4.3)	4
Distribution costs		(21.9)	-	(21.9)	(20.7)	-	(2
Administrative expenses		(18.4)	(5.6)	(24.0)	(18.2)	-	(18
Other operating income	4	1.5	-	1.5	0.7	-	
Share of profit of associated undertakings		0.1	-	0.1	0.3	-	
Loss on disposal of associated undertaking		-	-	-	-	-	
Restructuring costs		-	(21.8)	(21.8)	-	(44.2)	(4
Operating (loss)/ profit from continuing operations	3	6.4	(36.6)	(30.2)	15.1	(48.5)	(3
Investment income		0.3	-	0.3	0.3	-	
Finance costs		(6.2)	-	(6.2)	(7.7)	-	(
(Loss)/profit before tax		0.5	(36.6)	(36.1)	7.7	(48.5)	(4
Income tax	7	(0.2)	1.9	1.7	(3.7)	14.8	1
(Loss)/profit for the period from continuing operations		0.3	(34.7)	(34.4)	4.0	(33.7)	(2
(Loss)/profit for the period from discontinued operations	8	0.2	(20.6)	(20.4)	0.2	(25.3)	(2
(Loss)/profit for the period		0.5	(55.3)	(54.8)	4.2	(59.0)	(5
Attributable to: Equity holders of the parent		0.5	(55.3)	(54.8)	4.2	(59.0)	(5

*Underlying trading results before items described in note i below

Note i: Restructuring costs and non-recurring items as set out in note 6 to the interim financial information
The Condensed Consolidated Income Statement has been prepared in accordance with the accounting policies set out in note 2.

Loss per share, attributable to the ordinary equity holders of the parent

From continuing operations:			
Basic	10	(28.1)p	(
Diluted	10	(28.1)p	(
From continuing and discontinued operations			
Basic	10	(44.7)p	(
Diluted	10	(44.7)p	(

CONDENSED CONSOLIDATED BALANCE SHEET (unaudited)
As at 30 June 2007

	Note	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Non-current assets				
Intangible assets:				
Goodwill		67.4	96.2	93.0
Licences		4.5	3.6	3.4
Property, plant and equipment	11	268.4	348.6	330.6
Investments in associates		1.5	8.3	1.4
Trade and other receivables		0.4	0.2	0.3
		342.2	456.9	428.7
Current assets				
Inventories		56.9	82.2	82.1
Trade and other receivables		90.9	106.8	97.4
Cash and cash equivalents		15.9	20.9	35.2
Corporation tax recoverable		1.0	0.4	2.0
		164.7	210.3	216.7
TOTAL ASSETS		506.9	667.2	645.4
Current liabilities				
Trade and other payables		(65.9)	(87.2)	(77.3)
Tax liabilities		(3.2)	(5.4)	(3.4)
Obligations under finance leases		(2.3)	(2.3)	(2.3)
Bank overdrafts and loans	12	(7.8)	(9.9)	(10.3)
Loans from former parent company		-	(247.3)	-
Provisions		(3.0)	(2.7)	(2.6)
		(82.2)	(354.8)	(95.9)
Net current assets/ (liabilities)		82.5	(144.5)	120.8
Non-current liabilities				
Bank loans	12	(127.6)	(7.1)	(183.5)
Other payables due after				

one year		(0.8)	(2.5)	(2.5)
Retirement benefit obligations		(19.2)	(20.9)	(23.2)
Obligations under finance leases		(3.2)	(5.6)	(4.4)
Deferred tax liabilities		(31.2)	(34.2)	(35.3)
Provisions		(4.9)	(6.5)	(3.6)
		(186.9)	(76.8)	(252.5)
TOTAL LIABILITIES		(269.1)	(431.6)	(348.4)
NET ASSETS		237.8	235.6	297.0
Equity attributable to equity holders of the parent				
Share capital	14	6.1	6.1	6.1
Share premium account	15	84.5	84.5	84.5
Merger reserve	15	93.5	93.5	93.5
Other reserve	15	93.1	86.3	93.1
Capital reserve	15	0.8	-	0.1
Translation reserve	15	(4.4)	10.8	(1.3)
Hedging reserve	15	1.4	-	0.5
Retained earnings	15	(37.2)	(45.6)	20.5
TOTAL EQUITY		237.8	235.6	297.0

This financial information was approved by the Board of Directors on 6 August 2007 and signed on its behalf by

D Dayan Chief Executive S Bowles Chief Financial Officer

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (unaudited)
Six months ended 30 June 2007

		Six months ended		Year ended
		30 June 2007	30 June 2006	31 December 2006
	Note	£m	£m	£m
Operating activities				
Net cash flows from operating activities	17	20.9	25.5	44.0
Investing activities				
Interest received		0.4	0.3	0.4
Purchase of property, plant and equipment		(17.7)	(30.0)	(47.8)
Purchase of intangible assets		(0.1)	-	(0.6)
Proceeds from disposal of property, plant and equipment		0.1	0.6	0.8
Net proceeds on disposal of businesses	16	41.9	-	-
Dividends received from associated undertakings		-	-	0.2

Proceeds on sale of associate	-	-	5.4
Acquisition of subsidiaries	-	(2.3)	(2.3)
Net cash inflow/(outflow) from investing activities	24.6	(31.4)	(43.9)
Financing activities			
Interest paid	(6.1)	(7.4)	(1.8)
Interest paid to related parties (net)	-	-	(5.9)
Interest element of finance leases paid	(0.2)	-	(0.3)
Bank facility fees paid	-	-	(1.2)
Dividends paid to related parties	-	(3.6)	(5.5)
Dividends paid to shareholders	(4.8)	-	-
Drawdown/(repayment) of related party loans	-	17.3	(150.7)
(Repayment)/drawdown of external loans	(53.3)	(4.1)	177.7
Decrease in finance leases	(1.1)	(1.2)	(2.3)
Increase in overdrafts	-	0.1	0.4
Net cash (outflow)/inflow from financing activities	(65.5)	1.1	10.4
Net (decrease)/increase in cash and cash equivalents	(20.0)	(4.8)	10.5
Foreign exchange differences	(0.1)	(0.1)	(1.1)
Cash and cash equivalents at beginning of period	35.2	25.8	25.8
Cash and cash equivalents at end of period	15.1	20.9	35.2
Net debt at beginning of period	(165.3)	(241.8)	(242.3)
(Decrease)/increase in cash and cash equivalents	(20.0)	(4.8)	10.5
Decrease/(increase) in external loans	53.3	4.1	(177.3)
Bank loans disposed of/(acquired)	2.9	(0.4)	(0.4)
Facility fees paid	-	-	1.2
Facility fees amortised	(0.1)	-	(0.1)
Decrease in finance leases	1.1	1.2	2.3
(Increase)/decrease in loans from former parent company	-	(17.3)	150.7
(Increase)/decrease in overdrafts	-	(0.1)	(0.4)
Overdrafts reclassified to cash and cash equivalents	0.6	-	-
Loans waived by former parent company	-	-	90.0
Loans capitalised by former parent company	-	-	87.4
Non-cash transfer of			

subsidiary investments	-	-	(101.5)
Foreign exchange differences	2.5	7.8	14.6
Net debt at end of period	(125.0)	(251.3)	(165.3)
Comprising:			
Overdrafts	-	(0.3)	(0.6)
Bank loans	(135.6)	(16.7)	(194.3)
Less: unamortised prepaid facility fees	1.0	-	1.1
Loans from former parent company	-	(247.3)	-
Bank overdrafts and loans	(134.6)	(264.3)	(193.8)
Finance leases	(5.5)	(7.9)	(6.7)
Cash and cash equivalents	15.1	20.9	35.2
Net debt at end of period	(125.0)	(251.3)	(165.3)

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (unaudited)
Six months ended 30 June 2007

		Six months ended		Year ended
		30 June 2007	30 June 2006	31 December 2006
	Note	£m	£m	£m
Exchange losses on translation of foreign operations	15	(3.1)	(7.9)	(20.0)
Fair value movement on foreign exchange contracts	15	-	0.3	-
Fair value movement in interest rate cashflow hedges	15	1.0	-	0.5
Capital contribution through waiver of net debt by former parent company	15	-	-	90.0
Actuarial gains/(losses) on defined benefit pension schemes	15	2.1	3.7	(0.3)
Tax on items recognised directly in equity	15	(0.2)	(1.8)	-
Net (expense)/income recognised directly in equity		(0.2)	(5.7)	70.2
Transfer to profit or loss from equity on cashflow hedges	15	(0.1)	-	-
Loss for the year		(54.8)	(54.8)	(69.3)
Total recognised (expense)/ income for the year		(55.1)	(60.5)	0.9

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION
For the six months ended 30 June 2007

1. General information

The information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Accounting policies

In May 2007, we completed the disposal of our Hygiene Wipes business, which has been classified as a discontinued operation. This required the re-presentation of the 2006 financial information on a comparable basis.

Except for as noted above, the same accounting policies, presentation and methods of computation are followed in the financial information as applied in the Group's latest annual audited financial statements under International Financial Reporting Standards.

Change in accounting policies

In the current financial year, the Group will adopt International Financial Reporting Standard 7 'Financial instruments: Disclosures' (IFRS 7) for the first time. As IFRS 7 is a disclosure standard, there is no impact of that change in accounting policy on the half-yearly financial report. Full details of the change will be disclosed in our annual report for the year ended 31 December 2007.

3. Segmental information

The Group's primary segments are geographic on the basis of the underlying operational management structure and reporting hierarchy. The geographic segments comprise businesses supplying the hygiene and industrial non-wovens markets. All segments include operations consisting of the manufacture and sale of non-woven materials.

Six months ended 30 June 2007

Continuing operations	Europe £m	North America £m	Rest of World £m	Eliminations £m	Total £m
External sales by destination	108.8	96.7	31.2	-	236.7
External sales by origin	117.8	103.2	15.7	-	236.7
Inter-segment sales	5.1	4.5	0.3	(9.9)	-
Underlying operating profit	3.3	2.4	0.7	-	6.4
Restructuring costs and other non-recurring items	(7.8)	(28.5)	(0.3)	-	(36.6)
Segment result from continuing operations*	(4.5)	(26.1)	0.4	-	(30.2)
Investment income					0.3
Finance costs					(6.2)
Loss before tax					(36.1)

Tax	1.7
Loss for the period from discontinued operations	(20.4)
Loss after tax and discontinued operations	(54.8)

*Segment result includes £0.1 million profit of associates within Europe and £nil million within Rest of World.

Discontinued operations

Discontinued operations had the following effect on the segment results of Europe and North America, analysed into continuing and discontinued components.

Six months ended 30 June 2007

	Europe			North America		
	Continuing £m	Discontinued £m	Total £m	Continuing £m	Discontinued £m	Total £m
Revenue						
External sales by origin	117.8	16.0	133.8	103.2	15.6	118.8
Result						
Underlying operating profit	3.3	0.7	4.0	2.4	(0.4)	2.0
Restructuring costs and other non-recurring items	(7.8)	-	(7.8)	(28.5)	-	(28.5)
Segment result	(4.5)	0.7	(3.8)	(26.1)	(0.4)	(26.5)

External sales originating in the Rest of World for discontinued operations was £nil million.

The segment result from discontinued operations in Europe stated above is before net interest expense of £nil million. The segment result from discontinued operations after net interest expense is equal to the profit before tax from discontinued operations disclosed in note 8, which provides a reconciliation to the net loss from discontinued operations.

Six months ended 30 June 2006

Continuing operations	Europe £m	North America £m	Rest of World £m	Eliminations £m	Total £m
External sales by destination	104.9	127.1	29.4	-	261.4
External sales by origin	113.8	127.9	19.7	-	261.4
Inter-segment sales	3.9	4.3	0.3	(8.5)	-
Underlying operating profit	6.7	5.7	2.7	-	15.1
Restructuring costs and other non-recurring items	(11.3)	(37.2)	-	-	(48.5)

Segment result from continuing operations*	(4.6)	(31.5)	2.7	-	(33.4)
Investment income					0.3
Finance costs					(7.7)
Loss before tax					(40.8)
Tax					11.1
Loss for the period from discontinued operations					(25.1)
Loss after tax and discontinued operations					(54.8)

*Segment result includes £0.1 million profit of associates within Europe and £0.2 million within Rest of World.

Discontinued operations

Discontinued operations had the following effect on the segment results of Europe and North America, analysed into continuing and discontinued components.

Six months ended 30 June 2006

	Europe			North America		
	Continuing £m	Discontinued £m	Total £m	Continuing £m	Discontinued £m	Total £m
Revenue External sales by origin	113.8	22.6	136.4	127.9	23.0	150.9
Result Underlying operating profit	6.7	1.0	7.7	5.7	(0.6)	5.1
Restructuring costs and other non-recurring items	(11.3)	(14.6)	(25.9)	(37.2)	(18.2)	(55.4)
Segment result	(4.6)	(13.6)	(18.2)	(31.5)	(18.8)	(50.3)

External sales originating in the Rest of World for discontinued operations was £nil million.

The segment result from discontinued operations in Europe stated above is before net interest expense of £0.1 million. The segment result from discontinued operations after net interest expense is equal to the loss before tax from discontinued operations disclosed in note 8, which provides a reconciliation to the net loss from discontinued operations.

Year ended 31 December 2006

Continuing operations	Europe £m	North America £m	Rest of World £m	Eliminations £m	Total £m

External sales by destination	213.2	231.4	55.3	-	499.9
External sales by origin	227.6	233.1	39.2	-	499.9
Inter-segment sales	7.5	10.8	0.5	(18.8)	-
Underlying operating profit	14.5	8.7	3.9	-	27.1
Restructuring costs and other non-recurring items	(16.4)	(44.3)	(1.7)	-	(62.4)
Segment result from continuing operations*	(1.9)	(35.6)	2.2	-	(35.3)
Investment income					0.4
Finance costs					(14.9)
Loss before tax					(49.8)
Tax					6.6
Loss for the period from discontinued operations					(26.1)
Loss after tax and discontinued operations					(69.3)

*Segment result includes £0.1 million profit of associates within Europe and £0.5 million within Rest of World.

Discontinued operations

Discontinued operations had the following effect on the segment results of Europe and North America, analysed into continuing and discontinued components.

Year ended 31 December 2006

	Europe			North America		
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	£m	£m	£m
Revenue						
External sales by origin	227.6	42.5	270.1	233.1	42.3	275.4
Result						
Underlying operating profit	14.5	1.8	16.3	8.7	(1.3)	7.4
Restructuring costs and other non-recurring items	(16.4)	(14.7)	(31.1)	(44.3)	(20.0)	(64.3)
Segment result	(1.9)	(12.9)	(14.8)	(35.6)	(21.3)	(56.9)

External sales originating in the Rest of World for discontinued operations was £nil million.

The segment result from discontinued operations in Europe stated above is before net interest expense of £0.2 million. The segment result from discontinued operations after net interest expense is equal to the loss before tax from discontinued operations disclosed in note 8, which provides a reconciliation to

the net loss from discontinued operations.

4. Other operating income

Other operating of £1.5 million (six months ended 30 June 2006: £0.7 million; year ended 31 December 2006: £1.2 million) includes £0.7 million from a third party in respect of a license fee for the right to use hygiene non-woven technology developed by Fiberweb (six months ended 30 June 2006 and year ended 31 December 2006: £nil million).

5. Write-down of inventories

During the current period, non-recurring write-downs of inventories of £5.8 million have been charged to profit or loss in respect of inventories of products carried by our US industrial non-wovens businesses, comprising £4.7 million in respect of the restructuring initiative in Americas Industrial and £1.1 million in respect of the closure of the site at Gray Court. The write-down reduces the carrying amount of inventories to their net realisable value. Corresponding amounts written off inventories in the periods ending 30 June 2006 and 31 December 2006 were £nil million and £0.4 million respectively.

6. Restructuring costs and non-recurring items

	Six months ended 30 June 2007 £m	Six months ended 30 June 2006 £m	Year ended 31 December 2006 £m
Cost of sales	9.2	4.3	15.3
Administrative expenses	5.6	-	-
Loss on disposal of associated undertaking	-	-	1.6
Restructuring costs	21.8	44.2	45.5
	36.6	48.5	62.4

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £36.6 million (six months ended 30 June 2006: £48.5 million; year ended 31 December 2006: £62.4 million). The main items included within this are:

- Six months ended 30 June 2007:

  - Non-recurring cost of sales of £9.2 million comprising (i) a £4.7 million write-down of inventory in our US industrial non-wovens business to bring product down to its net realisable value following the recent restructuring in this business and (ii) a £4.5 million impairment of a specialist production line in Germany to reflect slower than expected adoption of elastic non-wovens.

  - Non-recurring administrative expenses of £5.6 million comprising goodwill impairments of (i) £1.6 million in respect of a specialist production line in Germany and (ii) £4.0 million in respect of our US industrial business at our Gray Court facility, following the announcement of the closure of this site.

  - Non-recurring restructuring costs of £21.8 million comprising (i) £15.0 million of fixed asset write-downs, £1.1 million of inventory write-downs and £1.1 million of severance and closure costs in respect of our Gray Court facility; (ii) £1.7 million and £0.3 million respectively in respect of headcount reductions at our

European hygiene business Corovin and our Brazilian site, Bidim; (iii) £1.9 million of severance and other restructuring costs in our US industrial business at Old Hickory and (iv) £0.7 million loss on disposal of our cotton bleaching business at Griswoldville.

- Six months ended 30 June 2006:

  - Non-recurring cost of sales of £4.3 million include a £3.2 million impairment in relation to the Group's cotton bleaching business at Griswoldville which reflected the impact of increased competitive pressures, principally arising from cheaper imports. This business was sold at the end of June 2007. The total also includes £1.1 million of impairment in respect of a European hygiene line as the cost effectiveness of the older technology adversely affected the price competitiveness, and therefore, the future sale potential, of the products.
  - Non-recurring restructuring costs of £44.2 million. This includes line and asset write-downs of £26.7 million and severance and other closure costs of £9.6 million associated primarily with the rationalisation of the North American hygiene business. It also includes a charge of £7.9 million in relation to the line and asset impairment and redundancy costs at Terram, where one of the two production lines was closed in response to increased utility and polymer costs and price pressure caused by new capacity commissioned by two competitors.

- Year ended 31 December 2006:

  - Non-recurring cost of sales of £15.3 million comprising a £3.2 million impairment in relation to the Group's cotton bleaching business at Griswoldville; a charge of £6.1 million in respect of surplus capacity in the Fiberweb North America industrial business in the face of a softening in the US construction market and a charge of £6.0 million in respect of some European hygiene lines written down as the cost effectiveness of the older technology adversely affected the price competitiveness and therefore the future sales potential of the products.

  - Non-recurring loss of £1.6 million on the sales of our investment in associate CNC Thailand.

  - Non-recurring restructuring costs of £45.5 million. This includes line and asset write-downs of £26.7 million and severance and other closure costs of £10.9 million associated primarily with the rationalisation of the North American hygiene business. It also includes the charge of £7.9 million in relation to the line and asset impairment and redundancy costs at Terram.

7. Taxation

Underlying income tax for the six month period is charged at 35.0% (six months ended 30 June 2006: 48.4%; year ended 31 December 2006: 48.4%), representing the best estimate of the average annual effective income tax rate expected for the full year, applied to the underlying pre-tax income of the six month period. Deferred tax credits of £1.9 million (six months ended 30 June 2006: £14.8 million; year ended 31 December 2006: £12.9 million) have been recognised in respect of non-recurring losses.

Current and deferred tax all relates to overseas operations.

8. Discontinued operations

On 30 March 2007, the Group entered into a sale agreement with Ahlstrom Corporation to dispose of the shares of Fiberweb Tenotex SAU and Fiberweb Holdings SLU and the trade and assets of Fiberweb Tecnofibra Srl and the Bethune hygiene wipes business within Fiberweb Inc. ("Hygiene Wipes"). The disposal was completed on 25 May 2007, on which date control of Hygiene Wipes passed to the acquirer. The disposal was a significant step in Fiberweb's published commitment to address issues concerning the "Weak Hygiene" businesses within the Group.

The results of the discontinued operations which have been included in the consolidated income statement were as follows:

	Period ended 25 May 2007 £m	Six months ended 30 June 2006 £m	Year ended 31 December 2006 £m
Revenue	31.5	45.6	84.8
Expenses	(31.2)	(45.2)	(84.3)
Underlying operating profit	0.3	0.4	0.5
Restructuring costs and other non-recurring items	-	(32.8)	(34.7)
Interest	-	(0.1)	(0.2)
Profit/(loss) before tax	0.3	(32.5)	(34.4)
Attributable tax expense	(0.1)	7.4	8.3
Loss on disposal of discontinued operation	(21.2)	-	-
Attributable tax credit	0.6	-	-
Net loss attributable to discontinued operations	(20.4)	(25.1)	(26.1)

During the period the net operating cash outflow from Hygiene Wipes was £1.2 million (six months ended 30 June 2006: an inflow of £0.5 million; year ended 31 December 2006: an inflow of £4.8 million). Additionally, Hygiene Wipes paid £0.3 million (six months ended 30 June 2006: £2.1 million; year ended 31 December 2006: £3.2 million) in respect of investing activities and paid £0.1 million (six months ended 30 June 2006: £1.4 million; year ended 31 December 2006: received £2.6 million) in respect of financing activities.

The effect of discontinued operations on segment results is disclosed in note 3.

9. Dividends

	Six months ended 30 June 2007 £m	Six months ended 30 June 2006 £m	Year ended 31 December 2006 £m
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2006 of 3.95 pence (2005: nil) per share	4.8	-	-
Dividends paid to former parent company prior to demerger	-	0.4	5.5

	4.8	0.4	5.5
Proposed interim dividend for the year ended 31 December 2007 of 1.7 pence (2006: nil) per share	2.1	-	-
Proposed final dividend for the period ended 31 December 2006 of 3.95 pence per share	-	-	4.8

The proposed interim dividend was approved by the Board on 6 August and has not been included as a liability on the balance sheet at 30 June 2007.

10. Earnings per share

From continuing and discontinued operations	Six months ended		Year ended
	30 June 2007	30 June 2006	31 December 2006
Earnings	£m	£m	£m
Basic and diluted:			
Loss for the period - basic earnings attributable to ordinary shareholders	(54.8)	(54.8)	(69.3)
Restructuring costs and non-recurring items	57.8	81.3	97.1
Tax on restructuring costs and non-recurring items	(2.5)	(22.3)	(21.2)
Adjusted earnings	0.5	4.2	6.6
Number of shares			
Weighted average number of 5p ordinary shares:			
For basic earnings per share	122,440,375	122,440,375	122,440,375
For diluted earnings per share	122,440,375	122,440,375	122,440,375

From continuing and discontinued operations	Six months ended		Year ended
	30 June 2007	30 June 2006	31 December 2006
Earnings/(loss) per share			
Basic:			
Adjusted	0.4p	3.4p	5.4p
Unadjusted	(44.7)p	(44.8)p	(56.5)p
Diluted:			
Adjusted	0.4p	3.4p	5.4p
Unadjusted	(44.7)p	(44.8)p	(56.5)p

From continuing operations

Earnings	Six months ended 30 June 2007 £m	30 June 2006 £m	Year ended 31 December 2006 £m
Basic and diluted:			
Loss for the period from continuing operations	(34.4)	(29.7)	(43.2)
Total adjusted earnings for continuing and discontinued operations	0.5	4.2	6.6
Adjustments to exclude profit for the period from discontinued operations	(0.2)	(0.2)	(0.3)
Adjusted earnings from continuing operations	0.3	4.0	6.3
Number of shares			
Weighted average number of 5p ordinary shares:			
For basic earnings per share	122,440,375	122,440,375	122,440,375
For diluted earnings per share	122,440,375	122,440,375	122,440,375
Earnings/(loss) per share - continuing operations			
Basic:			
Adjusted	0.3p	3.2p	5.1p
Unadjusted	(28.1)p	(24.3)p	(35.3)p
Diluted:			
Adjusted	0.3p	3.2p	5.1p
Unadjusted	(28.1)p	(24.3)p	(35.3)p

Adjusted earnings per share are shown calculated on earnings before restructuring costs and non-recurring items because the directors consider this gives a better indication of underlying performance.

The number of ordinary shares in issue immediately after the demerger has been used as the weighted average number for the period prior to demerger.

From discontinued operations:

Unadjusted basic loss per share for the discontinued operations is 16.6p per share (six months ended 30 June 2006: 20.5p per share; year ended 31 December 2006: 21.2p per share) and diluted earnings per share for the discontinued operations is 16.6p per share (six months ended 30 June 2006: 20.5p per share; year ended 31 December 2006: 21.2p per share), based on the loss for the period from the discontinued operations of £20.4 million (six months ended 30 June 2006: £25.1 million; year ended 31 December 2006: £26.1 million) and the denominators detailed above for both basic and diluted earnings per share.

Adjusted basic earnings per share for the discontinued operations is 0.1p per share (six months ended 30 June 2006: 0.2p per share; year ended 31 December 2006: 0.3p per share) and diluted earnings per share for the discontinued

operations is 0.1p per share (six months ended 30 June 2006: 0.2p per share; year ended 31 December 2006: 0.3p per share), based on the profit for the period from the discontinued operations before restructuring and non-recurring items of £0.2 million (six months ended 30 June 2006: £0.2 million; year ended 31 December 2006: £0.3 million) and the denominators detailed above for both basic and diluted earnings per share.

11. Property, plant and equipment

During the period, the Group spent approximately £8.2 million to complete the installation of the new manufacturing line in Sweden and £2.9 million on additions to the airlaid manufacturing plant in China and Italy to upgrade its manufacturing capabilities.

The Group also disposed of certain of its machinery and tools with carrying amounts of £nil for proceeds of £0.1 million.

12. Bank overdrafts and loans

During the period, £52.0 million was repaid under the Group's existing revolving credit facility primarily as a consequence of receiving Euro 65 million gross sale proceeds on the disposal of Hygiene Wipes.

Repayments of other bank loans amounting to £1.3 million were made during the period, in line with previously disclosed repayment terms.

13. Share-based payments

The total expense recognised in the period in respect of share-based payments is £0.7 million (six months ended 30 June 2006: £nil; year ended 31 December 2006: £0.1 million).

14. Share capital

Share capital at 30 June 2007 amounted to £6.1 million. No shares were issued or repurchased during the period.

15. Movements on reserves

	Share premium £m	Merger reserve £m	Other reserve £m	Capital reserve £m	Hedging reserve £m	Translation reserve £m	Retained Earnings £m
As at 1 January 2006	84.5	93.5	86.3	-	-	18.7	7.4
Exchange differences on translation of foreign operations	-	-	-	-	-	(7.9)	-
Actuarial gains	-	-	-	-	-	-	3.7
Deferred tax on items taken directly to reserves	-	-	-	-	-	-	(1.8)
Loss for the period	-	-	-	-	-	-	(54.8)

Dividends paid to former parent company	-	-	-	-	-	-	(0.4)
Fair value movement on foreign exchange contracts	-	-	-	-	-	-	0.3
As at 30 June 2006	84.5	93.5	86.3	-	-	10.8	(45.6)

	Share premium £m	Merger reserve £m	Other reserve £m	Capital reserve £m	Hedging reserve £m	Translation reserve £m	Retained Earnings £m
As at 30 June 2006	84.5	93.5	86.3	-	-	10.8	(45.6)
Exchange differences on translation of foreign operations	-	-	-	-	-	(12.1)	-
Actuarial losses	-	-	-	-	-	-	(4.0)
Deferred tax on items taken directly to reserves	-	-	-	-	-	-	1.8
Loss for the period	-	-	-	-	-	-	(14.5)
Dividends paid to former parent company	-	-	-	-	-	-	(5.1)
Increase in fair value of cash flow hedging derivatives	-	-	-	-	0.5	-	-
Share option costs	-	-	-	0.1	-	-	-
Fair value movement on foreign exchange contracts	-	-	-	-	-	-	(0.3)
Adjustments on demerger	-	-	6.8	-	-	-	(1.8)
Capital contribution by former parent company	-	-	-	-	-	-	90.0
As at 31 December 2006	84.5	93.5	93.1	0.1	0.5	(1.3)	20.5
Exchange differences on translation of foreign operations	-	-	-	-	-	(3.1)	-
Actuarial gains	-	-	-	-	-	-	2.1
Deferred tax on items taken							

directly to reserves	-	-	-	-	-	-	(0.2)
Loss for the period	-	-	-	-	-	-	(54.8)
Dividends paid	-	-	-	-	-	-	(4.8)
Net increase in fair value of cash flow hedging derivatives	-	-	-	-	0.9	-	-
Share option costs	-	-	-	0.7	-	-	-
As at 30 June 2007	84.5	93.5	93.1	0.8	1.4	(4.4)	(37.2)

On demerger, BBA Group plc ("BBA") waived loans owed to it by Fiberweb entities totalling £90.0 million and creating distributable reserves in Fiberweb plc. BBA also converted £87.4 million of debt to equity in Fiberweb plc.

16. Disposal of subsidiary

As referred to in note 8, on 25 May 2007 the Group disposed of its interests in Fiberweb Tenotex SAU and Fiberweb Holdings SLU and the trade and assets of Fiberweb Tecnofibra Srl and the Bethune hygiene wipes business within Fiberweb Inc.

The net assets of the disposal group at the date of disposal, at 30 June 2006 and 31 December 2006 were as follows:

	25 May 2007 £m	30 June 2006 £m	31 December 2006 £m
Property, plant and equipment	29.3	34.3	31.3
Intangible assets	0.1	0.2	0.2
Inventories	10.2	12.1	11.1
Trade receivables	15.6	17.7	13.1
Other receivables	1.1	1.8	0.8
Bank balances and cash	1.0	0.9	0.8
Retirement benefit obligation	(0.6)	(0.7)	(0.6)
Current tax liability	-	(0.2)	-
Deferred tax liability	(0.5)	(0.3)	(0.4)
Trade payables	(7.6)	(10.4)	(9.1)
Other payables	(3.1)	(3.2)	(2.9)
External borrowings	(2.9)	(4.2)	(2.9)
Attributable goodwill	18.9	19.0	18.9
Cumulative translation reserve	0.9	(1.2)	0.6
	62.4	65.8	60.9
Loss on disposal	(21.2)		
Total consideration (net of disposal costs)	41.2		
Satisfied by - Cash	41.2		

The impact of the disposal group on the Group's results in the current and prior periods is disclosed in note 3.

17. Cash flow from operating activities

	Six months ended 30 June 2007 £m	30 June 2006 £m	Year ended 31 December 2006 £m
Operating loss from continuing operations	(30.2)	(33.4)	(35.3)
Operating profit/(loss) from discontinued operations	0.3	(32.4)	(34.2)
Share of profit from associates	(0.1)	(0.3)	(0.6)
Loss from operations	(30.0)	(66.1)	(70.1)
Depreciation of property, plant and equipment	17.2	19.8	37.2
Amortisation of intangible assets	0.6	0.6	1.2
Profit on sale of property, plant and equipment	(0.1)	(0.1)	(0.3)
Increase in provisions	1.7	6.6	4.3
Additional pension scheme contributions	(1.0)	(1.4)	(3.1)
Share-based payments	0.7	-	0.1
Loss on disposal of CNC	-	-	1.6
Goodwill impairment	5.6	14.6	14.6
Non-recurring impairment and asset write-downs	19.8	57.5	69.1
Non-recurring inventory write-downs	5.8	-	-
Other non-cash items	(0.2)	(1.2)	(0.7)
Operating cash flows before movement in working capital	20.1	30.3	53.9
Decrease/(increase) in working capital	1.1	(2.6)	(3.1)
Cash generated by operations	21.2	27.7	50.8
Income taxes paid	(0.3)	(2.2)	(6.8)
Net cash from operating activities	20.9	25.5	44.0

18. Contingent liabilities

The Fiberweb business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb Americas. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon Fiberweb's financial position.

19. Retirement obligations

The defined benefit obligation as at 30 June 2007 is estimated on a year to date basis, based on the latest actuarial valuation as at 31 December 2006, with financial assumptions updated to reflect market conditions at 30 June 2007 where appropriate.

The disposal of Hygiene Wipes resulted in a one-time non-cash settlement charge of £0.3 million, which has been included in the loss on disposal of discontinued operations.

The defined benefit plan assets have been updated to reflect their market value as at 30 June 2007. Differences between the expected return on assets and the actual return on assets have been recognised as an actuarial gain in the condensed consolidated statement of recognised income and expense in accordance

with the Group's accounting policy.

20. Related party transactions

Transactions between Fiberweb plc and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between Fiberweb and other related parties are detailed below.

	Six months ended		Year ended
	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Dividends to BBA (see note 9)	-	0.4	5.5
Costs recharged to Group entities by BBA	-	0.5	0.6
Insurance premiums recharged to Group entities by BBA	-	3.7	3.7
Net interest payable to BBA	-	(6.9)	(12.1)
Net amounts owed by/ (due to) BBA			
- debt	-	(247.3)	-
- other payables	(0.1)	(12.2)	-
- tax indemnity	3.5	3.5	3.5
- other	-	-	1.0

As part of the demerger transaction in November 2006, £90.0 million of debt owed by Fiberweb to BBA was waived by BBA and £87.4 million of debt owed by Fiberweb to BBA was capitalised.

Contributions made during the period to the BBA income and protection plan amounted to £nil million (six months ended 30 June 2006: £0.1 million; year ended 31 December 2006: £0.2 million).

During the year ended 31 December 2006, an entity in the Group rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity until his retirement in September 2006. The rental agreement was entered into in the ordinary course of business and on an arm's length basis. Rental payments for the year ended 31 December 2006 amounted to £0.1 million (six months ended 30 June 2006: £0.05 million).

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:35 06-Aug-07
Number	5958B

RNS Number:5958B
Fiberweb Plc
06 August 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Fiberweb Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 01/08/07

6. Date on which issuer notified: 03/08/07

7. Threshold(s) that is/are crossed or reached: From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction

using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Ind
Ord GBP 0.05	4,716,283	4,716,283	4,964,006	4,964,006		4.05	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,964,006	4.05

9. Chain of controlled undertakings through which the voting rights and/or the fi: instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect)(LGIM)

Legal & General Group Plc (Direct) (L&G) (4,964,006 - 4.05% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (4,390,357- 3.58% = PMC)

Legal & General Insurance Holding (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (4,390,357 - 3.58% = PMC)

Legal & General Assurance Society (LGAS & LGPL)

Legal & General Pensions Limited (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights fi· 122,440,375

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 7528 6742

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:20 03-Aug-07
Number	4861B

RNS Number:4861B
Fiberweb Plc
03 August 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) x

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 31 JULY 2007

6. Date on which issuer notified: 02 AUGUST 2007

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indire
GB00B1FMH067	5,685,289	4.64%		2,214,342	2,299,707	1.81%	1.88

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,514,049	3.69%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 2,299,707 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com
14. Contact name: Joanne Wall / Sean Rogers
15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:27 23-Jul-07
Number	6700A

RNS Number:6700A
Fiberweb Plc
23 July 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): New Exemption Trading Book DTR 5.1.3 (4) x

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 18 JULY 2007

6. Date on which issuer notified: 20 JULY 2007

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indire

GB00B1FMH067	4,570,249	3.73%	2,214,342	3,470,947	1.81%	2.83

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,685,289	4.64%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 3,470,947 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com
14. Contact name: Joanne Wall / Sean Rogers
15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:07 20-Jul-07
Number	5890A

RNS Number:5890A
Fiberweb Plc
20 July 2007

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): New Exemption Trading Book DTR 5.1.3 (4) X

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.,

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 17 JULY 2007

6. Date on which issuer notified: 19 JULY 2007

7. Threshold(s) that is/are crossed or reached 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
if possible using the	Number of	Number	Number	Number of voting rights	% of voting

ISIN CODE	Shares	of Voting Rights viii	of shares Direct	ix Direct x	Indirect xi	rights Direct	Indire
GB00B1FMH067	13,291,156	10.86%		2,214,342	2,355,907	1.81%	1.92%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,570,249	3.73%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 2,355,907 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

This information is provided by RNS

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Trading Statement
Released	07:01 29-Jun-07
Number	2840Z

RNS Number:2840Z
Fiberweb Plc
29 June 2007

29 June 2007

Fiberweb pre-close statement

Fiberweb is today publishing its pre-close trading statement, ahead of interim results for the six-month period ending 30 June 2007, which will be announced on 7 August 2007.

For the full year, the Board confirms that overall performance remains in line with its expectations at the time of the trading update on 16th April 2007.

In response to the issues described in the April trading update, we have been actively restructuring the Americas Industrial business. Cost reduction initiatives are making good progress and we expect to see benefits coming through later in the year. Following a detailed review of inventory, Fiberweb now expects to record a non-cash, non-recurring write-down of up to £5m in the first half of 2007. Continuing our restructuring, we have decided to close the loss-making manufacturing line at Gray Court, South Carolina, which had a carrying value of around £20m at the end of 2006. The majority of sales from this line will be moved to our Old Hickory, Tennessee site. We are making good progress in customer qualification of products from Old Hickory containing recycled polyester, with successful completion likely early in the second half of 2007.

In Hygiene, we have agreed the sale of our non-core US cotton bleaching business to Barnhardt Manufacturing Company for $1.6 million plus working capital. Additionally, following slower than expected commercialisation of elastic non-wovens produced at Linotec, a specialist line in Germany, the £10m carrying value of this site is now being reviewed.

Since the April trading update, raw material prices have increased to reach levels around 6% above our assumptions. If these levels are sustained or increase further during the second half, there will be downward impact on profit for the year.

As indicated in our 2006 results announcement, progress in 2007 was expected to be weighted towards the second half. As a result, we continue to expect first half performance to be significantly behind that in the corresponding period last year. The Board is confident that significant overall progress will be evident in the second half of the year.

- Ends -

Contacts

Fiberweb plc 0208 439 8594
Daniel Dayan, Chief Executive

Simon Bowles, Chief Financial Officer

Weber Shandwick Financial 0207 067 0700
Ian Bailey / Nick Dibden / James White

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:22 05-Jul-07
Number	7097Z

RNS Number:7097Z
Fiberweb Plc
05 July 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):____

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.,

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 02 JULY 2007

6. Date on which issuer notified: 04 JULY 2007

7. Threshold(s) that is/are crossed or reached: 11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirec
GB00B1FMH067	14,750,441	12.05%		10,990,949	2,300,207	8.98%	1.88%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,291,156	10.86%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 2,300,207 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 8,776,607 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

END

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END